United States securities and exchange commission logo





                                July 20, 2023

       Sachin Latawa
       Chief Executive Officer
       Tirios Propco Series LLC
       8 The Green A
       Dover, DE 19901

                                                        Re: Tirios Propco
Series LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed June 12, 2023
                                                            File No. 024-12277

       Dear Sachin Latawa:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. We note that your cover page consists of 4 pages. Please limit the cover page to one page, as required by Item 1
of Part II of Form 1-A. Please also revise to clearly disclose the amount of each series
being offered, as required by Item 1(d) of Part II of Form 1-A.
       Summary, page 1

   2. We note that you and your manager are Delaware corporations, but that the properties you have acquired are based
in Texas. Please clarify how you will manage these properties on a day to day basis, and
if you have hired a third party, please identify the party and file the agreement as an
exhibit.
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
3. We note your disclosure that you intend for each series to be taxed as a REIT or as a partnership. Please clearly disclose how you intend for each of the series in this offering statement to be classified and provide clear disclosure on the cover page.
Reporting, page 2

4. We note that you have provided audited financial statements of the company as of and for the period ended April 13, 2023 and that you subsequently acquired three properties.
         Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the company and each individual Series for future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the
         Securities Act Sections.
Series LLC Structure, page 3

5. We note your disclosure that there may be situations where the fees are not allocable to a specific series. Please disclose the situations where a fee will not be allocable to a particular series, given that these entities are to have completely separate operations, including from the company.
Risk Factors, page 6

6. Please expand your risk factor discussions to describe the risks attendant to the transfer
         agent   s records and transfer procedures.
Our operating agreement contains provisions that reduce or eliminate duties
...., page 9

7. We note your disclosure that you have reduced or eliminated fiduciary duties of the manager. Please provide clear disclosure to specify when this provision would apply.
         Please also clarify whether such provision complies with Delaware state law, and whether there is any uncertainty as to its enforceability. Please also disclose that nothing in the operating agreement modifying, restricting or eliminating the duties or liabilities of
         Fiduciary Covered Persons shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws. Please revise here and in your disclosure regarding your operating agreement in the section "Securities Being Offered."
The Company's management has full discretion as to the use of proceeds..., page
11

8. We note your disclosure that the company may use proceeds for purposes related to growing its business. We also note similar disclosure in the use of proceeds section on page 29. However, we note your disclosure that individuals are investing in a specific series and not in the company. Please explain how the company could use proceeds for purposes related to matters other than a particular series in which an investor has made an investment and how this is consistent with the structure of the company and the disclosures provided regarding the particular series assets.
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  3 2023 Page 3
FirstName LastName
Risks Related to Tokenization, page 14

9. Please expand your risk factor discussions to include disclosure regarding:
             Risks associated with the distributed ledger technology, including any inherent flaws or limitations of the blockchain technology;
             Risks related to loss or theft of the Tokens, including losses related to cyberattacks, fraudulent or accidental transactions, loss of keys, etc.; and The relatively new nature of the technology and whether it may impact participation
             of potential investors in the secondary market, thereby impacting potential liquidity.
Blockchain-based Series Interests; No Investment in Cryptocurrencies, page 23

10. We note that your Manager will create a blockchain wallet for each subscriber, assign a unique network blockchain address for each wallet, and provide a public key to each subscriber to track the balance of any series interests. Please address the following:
             Identify the person(s) who have access to the blockchain wallet and public key, and
             any policies, procedures or other security features surrounding the wallet and public
             key;
             Disclose the implications for both the subscriber and the network if a subscriber loses
             their key or is otherwise unable to access their Token; and
             Describe how you maintain access to, or control over, Tokens in a
subscriber   s wallet
             to make transfers, redeem or freeze Tokens.
11.      In footnote 3 on page 23, you state that your    Manager maintains the
wallet
         infrastructure. Each wallet is connected to an account created by investors on the
         Platform, and holds only Tirios tokens   not cryptocurrency or other
digital assets,    and
            [a]s a result, there is no risk of investors losing access to their
wallet.    Please explain to
         us the factual basis for this conclusion.
12.      We note your disclosure that    Each member will be provided access to
view Token
         holding information recorded to the Blockchain Token Ledger on the
Platform,    including
            all financial information related to the Underlying Asset on the blockchain, which includes rent, property taxes, insurance, etc., and information regarding their own
         holdings.    Please revise to address the following:
             Please revise to describe in materially complete detail the current stage of
              development of the Tokens, the Platform and their
functionalities;
             Discuss how the Platform interacts with the Tirios Blockchain;
             Elaborate on the role of the Tokens in your business, including how you intend for
              the Tokens and Platform to interact and how the Tokens will be used, and by whom, on your Platform;
             Describe what, if any, uses or rights investors will receive upon purchasing Tokens in
              this offering and as anticipated in the future. In this regard, we note the video
              presentation posted on the    Learn More    section of your
website describing
              investors    ability to track their investments, net operating
income and dividend
              distributions on the blockchain and sell their Tokens after holding them for a "short
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  4 2023 Page 4
FirstName LastName
              period;" and
                Disclose whether the Tokens have any value or possible use outside of the Platform.
13.      We note your disclosure on page 23 that a    member will be deemed the
record holder with
         respect to a Token as of any date only if, as of such date, such Token is registered on the
         Tirios Blockchain in such member   s name    and that the    transfer
agent will maintain the
         Series Interests in book form, and in the event of a conflict between the blockchain record
         and the record held by the transfer agent, the transfer agent   s
record will be
         determinative.    Given that the book entry system is the prevailing
proof of ownership,
         please revise throughout to address the following:
             Revise to clarify the nature of the Series Interests and the role of distributed ledger
              technology, including, clarifying, if true, that investors will in fact be holding Series
              Interests in book entry form that have additional distributed ledger technology
              features for the transfer agent   s bookkeeping purposes only, or
advise us otherwise;
             Describe in greater detail the record keeping process (i.e., the book entry system and
              the blockchain record) and how the two records are synchronized;
             Clarify whether there are practical or legal considerations for investors due to the
              distributed ledger technology features that would not exist in an offering of book entry securities without such features; and
             Clarify whether the Tokens can be transferred separately from the underlying Series
              Interests and, if not, how the two instruments are stapled.
14.      We also note your disclosure on page 23 that the    Tokens are not
considered by the
         Company to be cryptocurrency or to have any value independent of the Series Interests.
         Please explain the basis for this statement. Moreover, we note your disclosure on page 23 that "To that extent, we believe that the Tokens qualify as securities and their ownership and transfer will be subject to federal and state securities laws applicable to securities
         generally.    Please provide an analysis whether the Tokens are a
separate security from
         the underlying Series Interests. Furthermore, please disclose whether the Tokens are the only representation of the Series Interests, or whether the Series Interests are also represented in other forms.
15.      On page 23, you state that    [a]t this time, the Series Interests are
not currently available
         for transfer, purchase or sale from one Series Interests holder to another Series Interests
         holder (   peer-to-peer   ) on the blockchain or in any secondary
trading market.    Please
         address the following points:
             The above-referenced disclosure appears inconsistent with the information on your
              website. In this regard, we note the video presentation posted on your website
              describing investors    ability to sell their Tokens after
holding them for a "short
              period," and the    How It Works    section on your website
states that    Investors can
              sell in the secondary market after holding the shares for a minimum holding period
              (varies for each asset, typically 1 year).    Please ensure your
offering circular is
              complete and accurate, and that the information on your website is consistent with such disclosure;
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  5 2023 Page 5
FirstName LastName
                To the extent applicable, please describe the process by which a tokenholder may transfer its Tokens, including: how an investor initiates a transfer, whether it does so by network or by notifying the Transfer Agent, whether the smart contract contains any restrictions on or prerequisites for transfers of Tokens, the length of time to record transfers, whether tokenholders will be responsible for paying the gas fees for such transfers or whether the gas is embedded in the token, and how and when the transfers will be recorded on the blockchain;
                We note your disclosure in the penultimate paragraph on page 23
that    in the future,
              the shares may be available for purchase, sale or transfer from one shareholder to another shareholder (or potential shareholder) on the blockchain or in a secondary
              trading market.    Please disclose whether you have any plans to
enable such
              functionality in the near future (e.g., by entering into an agreement to make your
              Tokens available for trading in the secondary market, as you reference, or enabling the Platform to function as a trading platform for Tokens and/or crypto assets, etc.)
              and if so, provide related details, to the extent known; and
                Please provide us with a detailed analysis of whether you are, or may be, required to register as an exchange or a broker-dealer under the Exchange Act. In your response, please address: (i) the current and prospective functionality of your Platform, as
              referenced above; and (ii) your disclosure that you    acquire
single-family homes,
              lease them long-term, divide them into multiple interests using blockchain technology, and offer them as investments through the Platform; and that your
              Platform is    an investment platform that provides both direct
access and opportunity
              to individual investors to invest in fractional ownership of single-family income-
              producing properties of a size or quality that might otherwise be unavailable to individual investors.
Plan of Distribution
Use of Blockchain, page 23

16. Please substantially revise this section, or elsewhere as appropriate, to describe in greater detail the nature and structure of the Tokens and the Platform. Your revised disclosure should address, without limitation, the following points:
             Please disclose the material terms of the smart contract and any other documents governing the terms of the Token and the rights of tokenholders, and file all relevant agreements as exhibits;
             To the extent that the smart contract is based on a third-party standard, please identify the technical standard and its material terms and conventions as they apply to the
             Tokens;
             Disclose and describe the Hyperledger blockchain network that will support the
             Tirios Blockchain and your Tokens, including without limitation, who maintains access and control of such network, and the amount and timing of any fees payable to such network, and file all relevant agreements as exhibits; Explain what happens if there are issues with the underlying blockchain (e.g.
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  6 2023 Page 6
FirstName LastName
              decreased processing speeds or increased transaction fees). Describe your contingency plans in the event the underlying blockchain is no longer supported;
                Explain how Tokens will be validated. Describe any additional software, portal, or platform that will be used; and
                Disclose the circumstances, if any, under which the Tokens can be modified.
Commissions and Discounts, page 24

17. Please discuss the AML/KYC validation process that you reference on page 24.
Suitability Requirements, page 24

18. Please confirm whether the Tokens will be available to all investors regardless of jurisdiction, or if there are any limitations on offerings in certain jurisdictions. Please disclose the other jurisdictions in which you are subject to regulation, how you ensure compliance with laws and regulations in the various jurisdictions in which you operate or offer the Series Interests, and summarize the regulatory regimes to which you are subject.
         Also please add related risk factor disclosure, to the extent material.
Subscription Procedure, page 26

19.      We note your disclosure that investors    purchase price payments are
made through a third-
         party processor to an account you designate and the company currently uses Stripe for
         processing such payments, for which our Manager will pay all
processing fees.    Please
         revise your disclosure to address the following:
             Disclose which payment types (e.g., fiat currency, crypto assets, etc.) the Platform
              accepts for investors    purchase price payments;
             Discuss whether there are any delays between the acceptance of an
investor   s
              subscription and payment thereof and the delivery of the Tokens;
and
             Disclose the material terms of any agreement you have with Stripes, the third-party payment processor you currently use for processing subscription payments, including the term and termination provisions thereof. Also please file the agreement as an exhibit or tell us why you are not required to do so. If
Stripes    is not the full name
              of such entity, please provide it.
20.      Please expand your disclosure in this section to address the following items:
             Explain the mechanics of how you will issue Tokens to investors in this offering.
              Identify and describe the subscription, acceptance and closing of an investment in the securities, including the process by which an investor opens a wallet and receives the Token(s), any notices you will give to investors and all material intermediate steps and actions;
             Disclose the amount of Series Interests represented by a single Token, whether a single Token may be divided into fractions, and whether there are any division limits. State, if true, that only whole Tokens may be issued or transferred; and
             Disclose the amount of Tokens that will be outstanding at the close of the offering.
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  7 2023 Page 7
FirstName LastName
              Explain how you intend to provide updates to investors on the number of Tokens you have sold throughout the offering period, the amount of proceeds raised and other material changes throughout the offering period.
Transfer Agent, page 26

21. Please include a diagram or a detailed explanation of the process, starting from the initial issuance of the Series Interests to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. Describe the role of each participant in the process, including, but not limited to, VStock Transfer, your transfer agent. Also please disclose the material terms of your transfer agent agreement and file the same as an exhibit or tell us why you are not required to do so.
Use of Proceeds, page 27

22. Please revise here and in Note 6 to the financial statements to disclose the terms of each of the loans used to finance the properties acquired, including their length, interest rates, repayment terms and covenants.

23. We note that each property has an amount budgeted for improvements and or repairs. The related footnote states that these include minor repairs and upgrades for each property, including appliances where needed. Given the relatively insignificant amounts budgeted for these repairs and improvements for each series, please revise to be specific as to what work is being done to each property in order to support the budgeted amounts. See our comment requesting additional disclosures on each of these properties in the Description of Business section and include similar disclosure there.
24. For each property, in an appropriate section, please explain how you determined the financing fees and the acquisition fee. We note, for example, that 3% was paid in commissions to Joseph Companies, based on the contract for 274 Gabbro. We note, in footnote 5, you state that you will pay your manger 5%, less any commissions paid to affiliates. Please clarify the actual amount to be paid in fees for each property and identify the affiliates and the commissions paid. Additionally, please identify the third party that provided financing, disclose the terms of the agreements and file the agreements as exhibits.
25. We note that for each series the acquisition of property allocation in the use of proceeds will actually be a reimbursement of funds advanced by the manager to purchase the property. Please revise to clearly reflect this and clarify whether any interest or other fees were paid to the Manager in connection with this advancement.
26. We note that this is a best efforts, no minimum offering. Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. See Instruction 3 to Item 6 of Part II of Form 1-A.
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  8 2023 Page 8
FirstName LastName
Description of Business
Plan of Operations, page 30

27. We note your disclosure that you target a leverage amount of 60% to 75%, but that this amount could be higher in the manager's discretion. Please add risk factor disclosure that there is no limit on the amount of leverage that a series may incur.
28. We note that you expect to use between 60% to 75% financing leverage at the acquisition date based on the acquisition price. Please include disclosure in this section and in the risk factors of the impact the increased interest rates may have upon you plan of operations and the resultant risks.
Employees, page 33

29. We note that you will be relying on your manager to provide services. Please disclose the number of employees that your manager has available to provide services to the series.
Description of Business
Property Overview, page 34

30. Please revise this section to include a discussion of each of the properties that were acquired on May 12, 2023, by series, to include the following:
             Describe the property.
             Disclose from whom the property was acquired.
             Disclose how the acquisition of the property was funded.
             Disclose if the property had rental histories prior to its acquisition by the company.
             Disclose the status of the property as either under renovation, currently marketed as available for rent or rented.
             If the property is under renovation, disclose the anticipated date of when it will be available for rent.
             Disclose the terms of the loan agreement applicable to each property, including the interest rate.
31. Please revise to disclose if you are in negotiations or have identified additional properties for acquisition. If you have, please discuss and describe them.
32. Please tell us what consideration you gave to including financial statements for each of the properties included in each series.
33. Please tell us what consideration you gave to including pro forma financial statements by each series that reflect effect of the acquired properties on the company's financial statements.
Compensation of Manager, page 38

34. Please clearly disclose the acquisition fees for each series being offered in this offering statement. Also clearly disclose any amounts received by the Manager or its affiliates as
 Sachin Latawa
FirstName  LastNameSachin
Tirios Propco Series LLC Latawa
Comapany
July       NameTirios Propco Series LLC
     20, 2023
July 20,
Page  9 2023 Page 9
FirstName LastName
         sales agent or broker commissions for the purchase of the series assets for each series being offered. Lastly, please clearly disclose, as stated in the Series LLC Agreement that
         the series may retain certain of the manager   s affiliates, for
services relating to series
         assets or operations of the Company or a Series, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other asset management services.
Prior Performance, page 68

35. Please revise to provide all of the disclosure required by Item 8 of Industry Guide 5, including the narrative summary, and please ensure that the prior performance tables are consistent with the requirements of Corporation Finance Disclosure Topic 6.
Part III.
Exhibit 4.1 Form of Subscription Agreement, page 74

36. Please revise your subscription agreement to remove the representation that an investor
         has    read,       reviewed    or    understands    the contents of
the offering statement. For
         example only, we note clause 3(i).
General

37. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how the platform is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
38. Please ensure that your website is updated to comply with Rule 255(b)(4) of Regulation
         A. Additionally, please ensue that the disclosure on your website is consistent with the disclosure contained in your offering statement. For example only, we note that you have included companies with which you claim a connection under the section about us. We did not see any affiliation with certain companies, such as Deloitte, in your discussion of the experience of your officers. To the extent you are relying upon your manager and their employees, please note that for all significant employees, including those of your manager, disclosure regarding their experience should be included in the offering statement. Please refer to Item 10 of Part II of Form 1-A. Lastly, we note that the listed property information includes a targeted net IRR. Please remove such information as it appears speculative in nature and is not included in the offering circular.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Sachin Latawa
Tirios Propco Series LLC
July 20, 2023
Page 10

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameSachin Latawa
                                                           Division of
Corporation Finance
Comapany NameTirios Propco Series LLC
                                                           Office of Real
Estate & Construction
July 20, 2023 Page 10
cc:       Arden Anderson , Esq.
FirstName LastName